SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SURROZEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86889P 208

(CUSIP Number)

James Evangelista

Chief Financial Officer

The Column Group III, LP

1 Letterman Drive, Building D, Suite M-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86889P 208	13D

1	NAMES OF REPORTING PERSONS The Column Group III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,236,384 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,236,384 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 385,664 shares of Common Stock held of record by TCG III LP (as defined in Item 2(a) below), (ii) warrants to purchase 194,985 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 435,536 shares of Common Stock held of record by TCG III-A LP (as defined in Item 2(a) below) and (iv) warrants to purchase 220,199 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. This total excludes (a) warrants to purchase 704,450 shares of Common Stock held by TCG III, LP, which are not exercisable within 60 days of this Statement and (b) warrants to purchase 795,546 shares of Common Stock held by TCG III-A, LP, which are not exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 2,106,805 shares of Common Stock outstanding as of March 31, 2024, as reported by the Issuer to the Reporting Persons plus (ii) 1,091,981 shares of Common Stock sold by the Issuer in the Private Placement (as defined in Item 4 below) as reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2024 (the “Form 8-K”) plus (iii) 194,985 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement and (iv) 220,199 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 208	13D

1	NAMES OF REPORTING PERSONS The Column Group III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 580,649 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 580,649 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,649 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 385,664 shares of Common Stock held of record by TCG III LP and (ii) warrants to purchase 194,985 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement. This total excludes warrants to purchase 704,450 shares of Common Stock held by TCG III, LP, which are not exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 2,106,805 shares of Common Stock outstanding as of March 31, 2024, as reported by the Issuer to the Reporting Persons plus (ii) 1,091,981 shares of Common Stock sold by the Issuer in the Private Placement as reported in the Form 8-K plus (iii) 194,985 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 208	13D

1	NAMES OF REPORTING PERSONS The Column Group III-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,735 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,735 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,735 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 435,536 shares of Common Stock held of record by TCG III-A LP and (ii) warrants to purchase 220,199 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. This total excludes warrants to purchase 795,546 shares of Common Stock held by TCG III-A, LP, which are not exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 2,106,805 shares of Common Stock outstanding as of March 31, 2024, as reported by the Issuer to the Reporting Persons plus (ii) 1,091,981 shares of Common Stock sold by the Issuer in the Private Placement as reported in the Form 8-K plus (iii) 220,199 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 208	13D

1	NAMES OF REPORTING PERSONS Tim Kutzkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 (1)
	8	SHARED VOTING POWER 1,236,384 (2)
	9	SOLE DISPOSITIVE POWER 40,000 (1)
	10	SHARED DISPOSITIVE POWER 1,236,384 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,384 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.9% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 40,000 shares of Common Stock underlying options issued to Tim Kutzkey for his services as a member of the Issuer’s board of directors which are exercisable within 60 days of this Statement.

(2)

Consists of (i) 385,664 shares of Common Stock held of record by TCG III LP (as defined in Item 2(a) below), (ii) warrants to purchase 194,985 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 435,536 shares of Common Stock held of record by TCG III-A LP (as defined in Item 2(a) below) and (iv) warrants to purchase 220,199 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. This total excludes (a) warrants to purchase 704,450 shares of Common Stock held by TCG III, LP, which are not exercisable within 60 days of this Statement and (b) warrants to purchase 795,546 shares of Common Stock held by TCG III-A, LP, which are not exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on (i) 2,106,805 shares of Common Stock outstanding as of March 31, 2024, as reported by the Issuer to the Reporting Persons plus (ii) 1,091,981 shares of Common Stock sold by the Issuer in the Private Placement as reported in the Form 8-K plus (iii) 194,985 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iv) 220,199 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement and (v) 40,000 shares of Common Stock underlying options issued to Tim Kutzkey for his services as a member of the Issuer’s board of directors which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 208	13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Surrozen, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2. (this “Amendment”) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on August 23, 2021, as amended by Amendment No. 1 that was filed with the Commission on February 13, 2023 (the “Original Schedule 13D”). Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

All Common Stock share amounts and percentage interests in this Amendment give effect to the 1-for-15 reverse stock split effected by the Issuer on December 13, 2023.

Item 4. Purpose of Transaction.

Securities Purchase Agreement

On April 1, 2024, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), with certain institutional investors, including the Reporting Entities (the “Investors”) and management (together with the Investors, the “Purchasers”) whereby the Issuer issued and sold in a private placement (the “Private Placement”), which closed on April 4, 2024 (the “Closing Date”): (i) shares (the “Shares”) of Common Stock, (ii) pre-funded warrants to purchase shares of Common Stock, and (iii) warrants to purchase shares of Common Stock.

Pursuant to the Securities Purchase Agreement, the Reporting Entities purchased 193,548 Shares at a purchase price of $15.50. The purchase price per share includes $1.25, for the following accompanying common stock warrants:

•

Series A common stock warrants (the “Series A Common Warrants”) to purchase up to an aggregate of 193,548 shares of Common Stock with an exercise price of $15.50 per share, exercisable immediately upon issuance for five years.

•

Series B common stock warrants (the “Series B Common Warrants”) to purchase up to an aggregate of 210,526 shares of Common Stock with an exercise price of $14.25 per share, exercisable immediately upon issuance until the fifth trading day following the Issuer’s announcement that (i) it has completed the enrollment of at least 15 patients with a 30-day mortality rate less than 30% in the Issuer’s SZN-043 Phase 1b clinical trial for the treatment of severe alcohol-associated hepatitis, with no recommended changes by the Safety Review Committee to the study design, including changes related to dose or schedule, and (ii) Safety Review Committee approval for the Issuer to advance to a higher dose cohort.

•

Series C common stock warrants (the “Series C Common Warrants”) to purchase up to an aggregate of 749,998 shares of Common Stock with an exercise purchase price of $16.00 per share, exercisable for 30 days following the Issuer’s announcement of final data from the SZN-043 Phase 1b clinical trial for the treatment of severe alcohol-associated hepatitis. The Series C Common Warrants will also become exercisable in the event of a Fundamental Transaction (as defined in the Series C Common Warrants).

•

Series D common stock warrants (the “Series D Common Warrants” and together with the Series A Common Warrants, Series B Common Warrants and Series C Common Warrants, the “Common Warrants”) to purchase up to an aggregate of 749,998 shares of Common Stock with an exercise price of $16.00 per share, exercisable for 30 days following the Issuer’s announcement of the enrollment of at least 50 patients in the SZN-043 Phase 2/3 clinical trial for the treatment of severe alcohol-associated hepatitis. The Series D Common Warrants will also become exercisable in the event of a Fundamental Transaction (as defined in the Series D Common Warrants).

If a Purchaser fails to exercise such Purchaser’s Series B Common Warrants in full prior to the Termination Date (as defined in the Series B Common Warrant), then the Series A Common Warrants, Series B Common Warrants, Series C Common Warrants and Series D Common Warrants issued to such Purchaser shall be subject to mandatory transfer as set forth in the applicable warrant and to the extent not transferred shall automatically be cancelled and cease to be exercisable.

If a Purchaser fails to exercise such Purchaser’s Series C Common Warrants in full prior to the Termination Date (as defined in the Series C Common Warrant), then the Series D Common Warrants issued to such Purchaser shall automatically be cancelled and cease to be exercisable.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Purchasers, indemnification rights and other obligations of the parties.

The forms of Securities Purchase Agreement and Common Warrants are filed as exhibits to this Statement. The foregoing descriptions of the terms of the Securities Purchase Agreement and the Common Warrants are qualified in their entirety by reference to such exhibits.

Registration Rights Agreement

In connection with the Private Placement, the Issuer entered into a Registration Rights Agreement, dated April 1, 2024, with the Purchasers (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement under the Securities Act of 1933, as amended with the Commission, covering the resale of the Shares and the shares of Common Stock issuable upon exercise the Common Warrants no later than 15 days following the Closing Date of the Private Placement, and to use reasonable best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 90 days following the Closing Date in the event of a “full review” by the Commission.

The form of Registration Rights Agreement is filed as an exhibit to this Statement. The foregoing description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to such exhibit.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of TCG III LP and TCG III-A LP the general partner and limited partners of each of TCG III LP and TCG III-A LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7:	Form of Securities Purchase Agreement, dated April 1, 2024, by and among the Issuer and the Purchasers (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 2, 2024 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 8:	Form of Series A Common Warrant (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 2, 2024 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 9:	Form of Series B Common Warrant (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 2, 2024 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 10:	Form of Series C Common Warrant (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 2, 2024 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 11:	Form of Series D Common Warrant (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 2, 2024 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 12:	Form of Registration Rights Agreement, dated April 1, 2024, by and among the Issuer and the Purchasers (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 2, 2024 (File No. 001-39635) and incorporated herein by reference.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2024

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista	By:	/s/ James Evangelista
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista
Name:	James Evangelista
Title:	Attorney-in-Fact

TIM KUTZKEY

By:	/s/ James Evangelista
Name:	James Evangelista
Title:	Attorney-in-Fact